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Filed by State Street Research Capital Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Capital Trust
SEC File No. 2-86271

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a special message that will be sent to the shareholders of State Street Research Funds containing information regarding the combination of the State Street Research and BlackRock Funds on or around January 28, 2005.

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State Street Research (logo)
One Financial Center
Boston, MA 02111-2690

Pre-Sorted
FIRST CLASS MAIL
U.S. Postage
PAID
Permit No. 6
Hudson, MA 01749

OverView
Special Issue

State Street Research (logo)
A SPECIAL MESSAGE TO SHAREHOLDERS OF STATE STREET RESEARCH FUNDS
OVERVIEW

Dear Shareholder:
This special issue of OverView contains information that you will need to stay on top of changes that will occur when State Street Research and BlackRock Funds combine on or around January 28, 2005.

You don't need to take any action at this time, but please take a moment to review the Q&A that begins inside. It contains answers to basic questions about fund privileges, policies, procedures, expenses and services. On page 6, you'll find a comprehensive table of BlackRock funds and their corresponding State Street Research funds.

During this transition period, we have worked hard to deliver the same high-quality service that you have come to expect from State Street Research over the years. We hope that we have succeeded in this important objective and that we will have the privilege of continuing to help you achieve your financial goals when our organization joins with BlackRock, Inc. If you have questions or concerns about the changes that are about to occur, please feel free to call us at 1-87-SSR-FUNDS (1-877-773-8637).

Sincerely,
(signature)
Richard S. Davis, Chairman

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State Street Rsearch (logo)
Winter 2004
A SPECIAL MESSAGE TO SHAREHOLDERS OF STATE STREET RESEARCH FUNDS

IMPORTANT QUESTIONS AND ANSWERS ABOUT YOUR STATE STREET RESEARCH FUNDS

THE FOLLOWING INFORMATION ABOUT THE COMBINATION OF STATE STREET RESEARCH AND BLACKROCK FUNDS IS DESIGNED TO HIGHLIGHT KEY CHANGES AND ANSWER BASIC QUESTIONS ABOUT YOUR FUND(S). FOR MORE DETAILED INFORMATION ABOUT THE INVESTMENT OBJECTIVES, POLICIES, RISKS, FEES AND EXPENSES OF A SPECIFIC FUND, IT IS IMPORTANT TO CAREFULLY CONSULT THE COMBINED PROSPECTUS/PROXY STATEMENT THAT WAS MAILED TO YOU IN NOVEMBER.

WHAT WILL HAPPEN TO THE STATE STREET RESEARCH (SSR) FUND SHARES I OWN WHEN STATE STREET RESEARCH AND BLACKROCK COMBINE THEIR ORGANIZATIONS?
If you take no action, the shares you own will be converted to shares of the corresponding BlackRock fund(s) listed in the table on page 6.

WHEN MY SSR FUND SHARES ARE CONVERTED TO BLACKROCK FUND SHARES, WHAT EFFECT WILL IT HAVE ON THE SHARE CLASS I OWN?
The impact differs from share class to share class. For more information, please refer to the Combined Prospectus/Proxy Statement that was mailed to you in November.

WILL THE CONVERSION OF SHARES HAVE ANY TAX IMPLICATIONS?
No. The conversion is not a reportable tax transaction.

IF I DECIDE TO REDEEM MY SSR FUND SHARES, THEN CHANGE MY MIND, WILL BLACKROCK FUNDS REINSTATE THEM AT NAV?
Yes. If you redeemed your SSR fund shares before the merger, you will have 120 days from the redemption date to reinvest any redemption proceeds in the BlackRock fund into which your fund was merged, without paying a front-end sales charge. However, you must notify BlackRock Funds at the time of purchase that you are taking advantage of this one-time offer. If you redeem your shares after the fund families are combined, any redemption proceeds will be reinvested in Class A shares according to BlackRock Funds' reinstatement privilege, which applies only to Class A, B and C shares and which must be exercised within 60 days of the redemption date. You may use this privilege only once in any 12-month period.

Please note that the reinstatement privilege may be changed or discontinued at any time. Keep in mind that selling or redeeming shares may result in a capital gain or loss, which must be reported on your tax return.

AS A BLACKROCK FUNDS SHAREHOLDER, WILL I HAVE THE SAME PRIVILEGES THAT I DID AS A STATE STREET RESEARCH SHAREHOLDER?
Many of the privileges will be the same. You will be able to exchange into the corresponding class of other funds within the BlackRock family. BlackRock will continue to offer dividend allocation plans and systematic exchanges. If you have a systematic (automatic) investment plan, it will continue to

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operate according to your established schedule with no interruption in service.
In fact, you can continue to maintain two systematic purchase plans within the same fund in the same account provided the following conditions are met:
-      The purchases are from the same bank account.
-      Systematic purchases occur during the same months/quarters/years.
-      The purchases are for the same dollar amount.

Automatic investing will not ensure a profit or protect against a loss in declining markets. You should be prepared to purchase shares through high and low markets regardless of price fluctuations.

However, as a BlackRock Funds shareholder, you may no longer receive fractional shares paid in cash. All fractional shares will be automatically reinvested.

WHAT ABOUT MY CHECKWRITING PRIVILEGES?
BlackRock offers checkwriting privileges on Class A shares of all its Money Market Portfolios. If you currently have checkwriting privileges for SSR Money Market Fund Class E shares, new checkbooks will be mailed to you in early February 2005. Upon receiving your new checkbook, please destroy your SSR checkbook to avoid any confusion. SSR checks received after February 4, 2005, will not be honored.

If you currently have checkwriting privileges for SSR High Income Fund Class A shares and SSR Government Income Fund Class A shares, they will be suspended once the shares are converted into corresponding BlackRock fund shares. In fact, no new checkwriting privileges will be extended on either fund after January 17, 2005. If you want checkwriting privileges after your SSR fixed income fund Class A shares are converted into the corresponding BlackRock fund shares, you can exchange them for Class A shares of any BlackRock Money Market Portfolio at no sales charge and initiate checkwriting privileges. Keep in mind that this transaction may have tax implications. Be sure to speak with your financial or tax advisor before you exchange your shares.

WILL THERE BE ANY CHANGE IN THE FUNDS' TRADING POLICIES?
Yes. Effective January 31, 2005, any new purchase of shares will be subject to a redemption fee of 2.0% on any redemption or exchange within 90 days of purchase in equity funds and 30 days in BlackRock International Bond and High Yield Bond Portfolios. This fee is assessed in addition to any contingent deferred sales charge that may apply. However, this fee will be waived for all pre-merger shares for a period of three months following the transaction (any exchanges or new purchases will start the redemption fee period). In addition, shares subject to a required minimum distribution (RMD) or redeemed pursuant to a systematic withdrawal plan (SWP) will not be subject to a redemption fee.

WILL BLACKROCK CONTINUE TO OFFER CERTIFICATES FOR SHARES PURCHASED?
BlackRock does not offer certificates. After January 30, 2005, any outstanding State Street Research certificates will no longer be valid and will be held in book entry. This means that shares will be available for transaction without presentment of certificates.

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                                        4

WILL MY ACCOUNT NUMBER CHANGE?
Yes. You will be assigned a new account number during the conversion process. It will be reflected on the merger confirmation that will be sent to you on January 31, 2005. Please allow several business days to receive confirmation of the change in account numbers.

WILL MY FUND NAME, NUMBER AND SYMBOL CHANGE?
As part of the integration with BlackRock, SSR funds will be renamed and some funds will be merged into existing BlackRock funds. All mutual fund numbers will change. Quotron symbols will remain the same only for those funds not merging into BlackRock funds. Merged funds will retain their BlackRock quotron symbols. Please see the table on page 6 for more specific information about these changes.

WILL I RECEIVE NEW FORMS AND APPLICATIONS FOR DOING BUSINESS WITH BLACKROCK, OR CAN I CONTINUE TO USE STATE STREET RESEARCH FORMS?
Effective January 31, 2005, you must use BlackRock forms and applications, which you may obtain by contacting your financial professional or visiting www.blackrock.com/funds and following the instructions to obtain forms and applications. If you use a State Street Research form or application after January 30, 2005, it may result in a processing delay.

WHEN WILL MY SSR FUND PAY ITS FINAL DISTRIBUTION?
Funds that accrue daily income will declare and pay their last distribution to shareholders on Thursday, January 27, 2005. Funds that pay periodic distributions--quarterly or annually--will declare and pay distributions to shareholders on Wednesday, January 26, 2005. These distributions may include taxable income and short-term capital gains as well as tax-exempt interest income.

HOW LONG WILL BLACKROCK HONOR CHECKS SENT TO ME BY STATE STREET RESEARCH?
Until April 22, 2005. On April 23, 2005, all outstanding checks will be stopped. In order to receive a replacement check after this date, you will need to contact BlackRock Investor Services at 1-800-441-7762. To avoid this situation, promptly deposit or cash any check you receive from State Street Research.

WILL BLACKROCK OFFER VOICE-ACTIVATED SERVICES SIMILAR TO THE ONES OFFERED BY STATE STREET RESEARCH?
Yes. Effective January 31, 2005, you can contact BlackRock at 1-800-441-7762 to access BlackRock's automated voice response unit (VRU). The first time you call for account-specific information, you will be prompted to establish a new personal identification number (PIN) using a touch-tone keypad. You'll need your Social Security number and your account number to get started. (If you have more than one account number, you can use any one you choose.) Please note that for the first-time set-up only, you may use your old State Street Research account number or your new BlackRock account number. Select option 2 from the main menu when prompted. Then, press the applicable number key for the desired information as noted below:
-      Press "1" for account information.
-      Press "2" for fund information.
- Press "3" for our mailing address, wiring instructions or our Internet address.

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                                        5

-      Press "4" to hear fund objectives or to order fund literature.
-      Press "0" to speak with a representative.

BlackRock's automated VRU also has speech-recognition features. Some of the most common word commands are included in the table below:

WORD COMMAND                WHERE IT TAKES YOU
Transfer                    To transfer to a mutual fund representative
Account balance             To hear portfolio, account and fund position values
Financial                   To process a transaction transactions
Transaction history         To access a listing of the most recent financial
                            transactions associated with your account
Fund information            To hear fund price and performance information
Statements and forms        To request a duplicate year-to-date statement,
                            consolidated tax form or checkbook
Contact information         To hear navigation tips and contact information
Change PIN                  To change your personal identification number (PIN)

WILL I HAVE ACCESS TO MY ACCOUNT INFORMATION AND OTHER ONLINE SERVICES AFTER THE MERGER WITH BLACKROCK FUNDS?
Yes. You will have online access to fund information, tax information, statements and forms and you will also be able to purchase, exchange and redeem shares online. However, you will need to establish a user ID and password using your new BlackRock account number in order to access these services. Go to www.blackrock.com/funds and follow the instructions for creating your new user ID and password. If you do not know your BlackRock account number, there will be a link available which will allow you to enter your old SSR account number in order to cross-reference your new BlackRock account number. This feature will be available until March 1, 2005.

Please note that you will be unable to trade online between the close of business on January 27, 2005, and the beginning of the business day on January 31, 2005. You will be able to trade on January 28, 2005, by calling the SSR Customer Service Center at 1-877-773-8637.

WHEN WILL I RECEIVE MY FIRST BLACKROCK QUARTERLY STATEMENT?
Your first-quarter 2005 statement will come from BlackRock. It will be modeled after the same Dalbar award-winning format that you currently receive.

WHERE WILL I FIND FUND PRICES LISTED IN THE NEWSPAPER AFTER THE MERGER IS COMPLETE?
Effective January 31, 2005, fund prices will be listed under "BlackRock Funds" in the financial pages of most major newspapers.

I HAVE A RETIREMENT ACCOUNT AT STATE STREET RESEARCH. WHAT WILL CHANGE WHEN IT IS TRANSFERRED TO BLACKROCK?
The trustee or custodian of your State Street Research Funds Traditional or Roth IRA or 403(b) plan will change. State Street Bank and Trust Company (no affiliation with State Street Research Funds)

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                                        6

will be terminated as trustee or custodian of your retirement account. PFPC Trust Company will be appointed as successor trustee or custodian, effective as of the close of business on January 28, 2005.

In addition to the change in trustee or custodian, the annual maintenance fee charged for a BlackRock IRA will rise to $15 per Social Security number.

STATE STREET RESEARCH CALCULATES REQUIRED MINIMUM DISTRIBUTIONS (RMDs) FOR MY IRA. WILL BLACKROCK CONTINUE TO PROVIDE THIS SERVICE?
BlackRock will calculate your RMD across all your Traditional or Rollover IRA account positions. You will have the option of taking your RMD proportionately from all your fund positions or you may elect to have the redemption taken from selected funds.

WHAT WILL HAPPEN TO ACCOUNT FEES AND SERVICE CHARGES?
Some fees and charges will rise, and others will fall. The following table lists the most common fee and service charges for BlackRock Funds.

TYPE OF CHARGE                              AMOUNT
Redemption by federal funds wire            $7.50 charge for Class A, B and C shares
Redemption by overnight mail                $15
IRA annual account maintenance fee          $15 per Social Security number
Checkwriting insufficient funds charge      $15
Returned purchase check charge              $20

WILL THERE BE ANY CHANGES TO POLICIES ABOUT MINIMUM OR MAXIMUM INVESTMENTS INTO BLACKROCK FUNDS?
Yes. Minimum investment amounts for share classes A, B and C have been reduced to $500. A maximum investment of no more than $1 million will be accepted in Class B and Class C shares of BlackRock funds. A minimum investment of $2 million is required for institutional shares. However, an exception will be made for the conversion of SSR Class S shares, which will be grandfathered into BlackRock institutional shares.

IF I HAVE A QUESTION ABOUT MY STATE STREET RESEARCH ACCOUNT, WHO SHOULD I
CONTACT?
Prior to January 31, 2005, you can contact your financial advisor, call 1-87-SSR-FUNDS (1-877-773-8637) or go to "contact us" on the State Street Research website at www.ssrfunds.com. Effective January 31, 2005, you may contact BlackRock Investor Services at 1-800-441-7762 or go to "contact us"on the BlackRock website at www.blackrock.com/funds. Please use the following addresses to avoid processing delays:

FOR REGULAR MAIL:
BlackRock Funds
c/o PFPC, Inc.
PO Box 9819
Providence, RI 02940-8019

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                                        7

FOR OVERNIGHT DELIVERY:
BlackRock Funds
c/o PFPC, Inc.
101 Sabin St.
Pawtucket, RI 02860

FUND NAME CHANGES                                                      NEW FUND NUMBERS
CURRENT STATE STREET         NEW BLACKROCK                             SHARE CLASS
RESEARCH FUND NAME           FUND NAME                                 A           B        C        INSTITUTIONAL
Asset Allocation Fund        Asset Allocation Portfolio                021         039      087      303
Aurora Fund                  Aurora Portfolio                          159         160      161      366
Emerging Growth Fund         Small/Mid-Cap Growth Portfolio            162         163      164      367
Exchange Fund                Exchange Portfolio*                       see below
Global Resources Fund        Global Resources Portfolio                165         166      167      368
Government Income Fund       Intermediate Government Bond Portfolio    028         049      083      N/A
Health Sciences Fund         Health Sciences Portfolio                 171         172      173      370
High Income Fund             High Yield Bond Portfolio                 123         124      125      318
Investment Trust             Investment Trust Portfolio                030         034      093      327
Large-Cap Analyst Fund       Investment Trust Portfolio                030         034      093      327
Large-Cap Value Fund         Large Cap Value Equity Portfolio          025         031      089      302
Legacy Fund                  Legacy Portfolio                          168         169      170      369
Mid-Cap Growth Fund          Mid-Cap Growth Equity Portfolio           102         047      079      330
Mid-Cap Value Fund           Mid-Cap Value Equity Portfolio            101         043      075      329
Money Market Fund            Money Market Portfolio                    010         046      070      310

* Exchange Portfolio is offered as a BlackRock share class only. The new fund number is 371.

INVESTORS SHOULD CAREFULLY CONSIDER A FUND'S INVESTMENT OBJECTIVE, RISKS, CHARGES AND EXPENSES BEFORE INVESTING. THE PROSPECTUS CONTAINS MORE COMPLETE INFORMATION ON THESE AND OTHER MATTERS. A PROSPECTUS FOR ANY OF THE FUNDS IS AVAILABLE THROUGH YOUR FINANCIAL PROFESSIONAL, BY CALLING 1-800-441-7762 OR BY VISITING THE WEB AT www.blackrock.com/funds. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE INVESTING.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus / Proxy Statements with the Securities and Exchange Commission Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR trusts into certain series of BlackRock. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the Reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by BlackRock with

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the SEC on November 8, 2004 and the other relevant materials filed by BlackRock or SSR with the SEC before voting or making any investment decision with respect to the Reorganizations, because they contain important information about BlackRock, SSR and the Reorganizations. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

MEMBER NASD, SIPC
(C)2005 STATE STREET RESEARCH INVESTMENT SERVICES, INC., ONE FINANCIAL CENTER, BOSTON, MA 02111-2690

www.ssrfunds.com

CONTROL NUMBER:(EXP0106)SSR-LD      SSR-9155-0105